EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

March 9, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Municipal Trust, File Nos. 811-08367 and 333- 140756

            (the “Registrant”)

Dear Mr. O'Connor:

This letter responds to oral comments to the above Registrant’s Registration Statement on Form N-14, filed on February 16, 2007, regarding the proposed merger of Atlas National Municipal Bond Fund into Evergreen Municipal Bond Fund (each a “Fund” and together “the Funds”) (Accession No. 0000907244-07-000141).

In response to the comments that were relayed in a telephone conversation, on March 2, 2007, please note the following responses:

General comments to prospectus/proxy statement:

Comment #1:  Because the proposed merger of Atlas National Municipal Bond Fund with Evergreen Municipal Bond Fund is reasonably contemporaneous with the proposed merger of Evergreen Florida Municipal Bond Fund into Evergreen Municipal Bond Fund, you have asked that we provide certain financial information relating to the potential combination of assets of the three funds.  Specifically, you asked that we notify shareholders in an appropriate place in the prospectus/proxy statement that the other merger proposal exists. You also asked that we provide additional Pro Forma Annual Fund Operating Expenses and Examples of Fund Expenses tables assuming both mergers take place.  You asked that we revise the pro forma capitalization tables to include the capitalization should both mergers take place.  Additionally, you asked that we provide revised pro forma financial statements showing the effect of both mergers.

Response:       We have included the requested information.

Comment #2:  You noted that the introductory paragraph to the Annual Fund Operating Expenses tables references the fiscal year end of May 31, 2006 instead of the more recent reporting period of November 30, 2006 for Evergreen Municipal Bond Fund.

Response:       We have corrected the disclosure so that it now reads "The amounts for the Class A shares of the Evergreen Fund set forth in the following table and in the examples are based on the actual expenses for the twelve-month period ended November 30, 2006."

Comment #3:  You noted that we referenced the Atlas National Municipal Bond Fund's annual report dated December 31, 2005, when the annual                                       report dated December 31, 2006 is now be available and should be referenced.

Response:       We have changed all references to the annual report to reflect the date of December 31, 2006.

_______________________________________

U.S. Securities and Exchange Commission

Division of Investment Management

Comments to pro forma financial statements:

Comment #4:  You noted that the mark associated with the first footnote relating to inverse floaters in the Schedule of Investments was missing.

Response:       The Schedule of Investments has been amended to include the mark on the appropriate investment entries, where applicable.

Comment #5:  In the "Notes" to the Pro Forma Financial Statement, you asked that we state whether it is anticipated that the Funds will have capital loss carryforwards in the note relating to federal taxes.

Response:       Since Atlas National Municipal Bond Fund had no capital loss carryforwards (as stated in the prospectus/proxy statement), we did not include any disclosure in the tax section of the Notes to the Pro Forma Financial Statement. We have included disclosure to the effect that Evergreen Municipal Bond Fund had minimal capital loss carryforwards which will not likely have a material impact on the combined fund.

                        Also, please note that due to the newly-combined Pro Forma Financial Statements as a result of Comment #1 above, the notes to the Pro Forma Financial Statements contain information regarding the merger of Evergreen Florida Municipal Bond Fund into Evergreen Municipal Bond Fund.

_______________________________________

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amendment to the Registration Statement on Form N-14 on or around March 9, 2007.  Revisions made to the prospectus/proxy statement, pro forma financial statements and unaudited schedule of investments will be marked in the distribution sent to you via email.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP